

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 15, 2008

Mr. J. Randall Vance
Chief Financial Officer
Interstate Bakeries Corporation
12 East Armour Boulevard
Kansas City, Missouri 64111

> **Re:** **Interstate Bakeries Corporation**
> **Form 10-K for Fiscal Year Ended June 2, 2007**
> **Filed August 16, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 8, 2008**
> **Filed April 17, 2008**
> **File No. 001-11165**

Dear Mr. Vance:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 2, 2007

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30

Critical Accounting Policies and Estimates, page 33

Pension Obligations, page 34

1.   We note your disclosure that "Due to lack of historical data, we have immediately
        recognized the impact of all prior service costs, plan amendments, and actuarial
        gains (losses) associated with the ABA Plan." Please explain to us, in necessary
        detail, the reasons why you are unable to obtain the historical data for the ABA
        Plan and cite the authoritative accounting literature you are relying on to support
        your immediate recognition of the impact of all prior service costs, plan
        amendments and actuarial gains and losses for this plan.

Form 10-Q for the Fiscal Quarter ended March 8, 2008

Disclosure Controls and Procedures, page 48

2.   You disclose that there were no changes to your internal control over financial
        reporting during the quarterly period ended March 8, 2008, "except as described
        below." In future filings, please modify your disclosure, if applicable, to state
        clearly whether there *were* changes in your internal control over financial
        reporting that occurred during the last fiscal quarter (your fourth quarter in the
        case of an annual report) that have materially affected, or are reasonably likely to
        materially affect, your internal control over financial reporting. In this regard, we
        do not believe the guidance in Item 308(c) of Regulation S-K allows for such
        qualifying language in the disclosure.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief